
05055709


IntriCon

2004 ANNUAL REPORT

IntriCon, formerly Selas Corporation of America

Headquartered in Arden Hills, Minnesota, IntriCon Corporation is an international firm that designs, develops, engineers and manufactures micro-miniature medical and electronic products. The Company supplies micro-miniaturized components, systems and molded plastic parts, primarily to the hearing instrument manufacturing industry, as well as the computer, electronics, telecommunications and medical equipment industries. In addition to its Arden Hills headquarters, the Company has facilities in Minnesota, California, Singapore, and Germany. Within discontinued operations, the Company had facilities in Pennsylvania, Japan and Germany. See note 5 to the consolidated financial statements for a discussion of net sales and long-lived assets by geographic area for 2004, 2003, and 2002.

Currently, the Company has one operating segment, its precision miniature medical and electronics products segment. In the past the Company had operated three segments, precision miniature medical and electronics products segment, heat technology segment, and tire holders, lifts and related products segment. In 2001, the Company began focusing on its precision miniature medical and electronics products segment and developing plans to exit the businesses that comprised the heat technology segment, and tire holders, lifts and related products segment. The Company exited the tire holders, lifts and related products business in 2003 and exited the heat technology segment in the first quarter of 2005. For fiscal year 2004, the Company classified its heat technology segment as discontinued operations.

The Company manufactures microminiature components, systems and molded plastic parts for hearing instrument, medical equipment, electronics, telecommunications and computer industry manufacturers. These components consist of volume controls, microphones, trimmer potentiometers and switches. The Company also manufactures hybrid amplifiers and integrated circuit components ("hybrid amplifiers"), along with faceplates for in-the-ear and in-the-canal hearing instruments. Components are offered in a variety of sizes, colors and capacities in order to accommodate a hearing manufacturer's individualized specifications. Sales to hearing instrument manufacturers represented approximately 52 percent of 2004 annual net sales for the Company's precision miniature medical and electronic products business.

In the medical market, the Company is focused on sales of microelectronics, micromechanical assemblies and high-precision plastic molded components to medical device manufacturers. Targeted customers include medical product manufacturers of portable and lightweight battery powered devices, large AC-powered units often found in clinics and hospitals, as well as a variety of sensors designed to connect a patient to an electronic device.

The medical industry is faced with pressures to reduce the costs of healthcare. The Company offers medical manufacturers the capabilities to design, develop and manufacture components for medical devices that are easier to use, measure with greater accuracy and provide more functions while reducing the costs to manufacture these devices. Examples of the Company's products used by medical device manufacturers include components found in intravenous fluid administration pumps that introduce drugs into the bloodstream. The Company manufacturers and supplies bubble sensors and flow restrictors that monitor and control the flow of fluid in an intravenous infusion system.

The Company also manufactures a family of safety needle products for an OEM customer that utilizes the Company's insert and straight molding capabilities. These products are assembled using full automation including built-in quality checks within the production lines. Other examples include sensors used to detect pathologies in specific organs of the body and monitoring devices to detect cardiac and respiratory functions. The early and accurate detection of pathologies allows for increased likelihood for successful treatment of chronic diseases and cancers. Accurate monitoring of multiple functions of the body, such as heart rate and breathing, aids in generating more accurate diagnosis and treatments for patients.

The Company has also expanded its microminiature components business through the manufacture of thermistors and film capacitors. The Company manufactures and sells thermistors and thermistor assemblies, which are solid state devices that produce precise changes in electrical resistance as a function of any change in absolute body temperature. The Company's Surge-Gard TM product line, an inrush electric current limiting device used primarily in computer power supplies, represented approximately 5 percent of the Company's sales in 2004. The balance of sales represents various industrial, commercial and military sales for thermistor and thermistor assemblies to domestic and international markets.

In 2004 and 2002 no one customer accounted for more than 10 percent of the Company's consolidated net sales. During 2004 the top five customers accounted for approximately $12 million or 34 percent of the

Company's consolidated net sales. In 2003, Sonic Innovations, one of the Company's hearing-health customers accounted for $4.5 million or 12.4 percent of the Company's consolidated net sales.

In 2004, the Company's foreign operations were conducted in Singapore, Germany, and Japan. Approximately 12 percent of the Company's revenues were derived from these countries in 2004. Currently the Company operates in Singapore and Germany, political or economic instability in these countries could have an adverse impact on the Company's results of operations due to diminished revenues in these countries. The Company's future revenues, costs of operations and profit results could be affected by a number of factors related to the Company's international operations, including changes in foreign currency exchange rates, changes in economic conditions from country to country, changes in a country's political condition, trade protection measures, licensing and other legal requirements and local tax issues. Unanticipated currency fluctuations in the Euro and Singapore Dollar could lead to lower reported consolidated revenues due to the translation of these currencies into U.S. dollars when the Company consolidates its revenues.

Recent Developments

Sale of Burners and Components Business – In the first quarter of 2005, the Company sold the remainder of its Heat Technology segment. The total purchase price was approximately $3.6 million, subject to adjustment, of which approximately $2.7 million was paid in cash and $900,000 was paid in the form of a subordinated promissory note. This segment consisted of the operating assets and liabilities of Selas Corporation of America (Dresher, Pennsylvania), Nippon Selas (Tokyo, Japan) and Selas Wäermetechnik GmbH (Ratingen, Germany). This business was classified as a discontinued operation in 2004. For more detailed information, see note 2 to the Consolidated Financial Statements included herein.

Major Events in 2004

Sale of Dresher Property – On June 23, 2004, the Company completed the sale of its property in Dresher, PA, to BT Limekiln LP, a Pennsylvania limited partnership, for approximately $3.6 million in cash, net of expenses. A gain of $3.1 million was recognized on the sale. The property was the headquarters for the Company's discontinued Heat Technology business and was previously classified as an asset held for sale on the Company's consolidated balance sheet. In connection with the sale, the Company leased back the property for a term of nine months at a base rental of $20,000 per month, plus expenses. Proceeds of the sale were used to reduce the Company's outstanding bank debt.

Reduction of Overhead – In 2004, the Company experienced weakness in the hearing health markets. The weakness was due to competitive pricing pressures, customer inventory management programs resulting in more just-in-time inventory, and unfavorable legislation in the German market reducing the reimbursement amount for the purchase of hearing aids. These factors resulted in both reduced sales and lower product margins. In an effort to return to operating profitability, the Company took steps in 2004 to reduce its overhead. These steps included the elimination of several management and other support positions, resulting in an annualized savings of over $3 million.

Reacquisition of Selas Waermetechnik – In the third quarter of 2004, the Company reacquired Selas Waermetechnik GmbH, which was previously part of Selas SAS. Selas SAS filed insolvency in July of 2003. Since that time, Selas Waermetechnik GmbH was under the control of a French court administrator. The Company owned the rights to the Selas name and the technology for the European market. This enabled the Company to reacquire the subsidiary for the minimal amount of $10,500 and record an extraordinary gain within discontinued operations of approximately $684,000 on the acquisition. The Company sold this subsidiary during the first quarter of 2005, as part of its Burners and Components business; therefore it has classified the subsidiary as a discontinued operation.

Major Events in 2003

Sale of Deuer Manufacturing – In July 2003, the Company completed the planned sale of its Tire Holders, Lifts and Related Products segment. This segment consisted of one wholly owned subsidiary, Deuer Manufacturing Inc. (Deuer), which operated on a stand-alone basis. In 2003, prior to its sale, Deuer generated approximately $8.5 million of revenue and $8,000 in net income. The net purchase price of $6.6 million was determined by negotiations between the parties. The Company recognized a gain of approximately $1.5 million, net of tax, on the transaction. Proceeds from the transaction were used primarily to reduce the Company's outstanding bank debt. The Company classified the subsidiary as a discontinued operation beginning in December 2002. For more detailed information, see note 2 to the Consolidated Financial Statements included herein.

Insolvency of French subsidiary – Selas SAS, the Company's then French subsidiary, filed insolvency in France in July 2003 after four consecutive quarters of substantial losses. Under French law, Selas SAS is now under the control of a French insolvency court administrator. Because Selas SAS and its subsidiaries are no longer under the control of The Company, its results of operations are excluded from the Company's continuing operations and the Company's historical financial information has been restated to reflect these subsidiaries as discontinued operations. For more detailed information, see note 2 to the Consolidated Financial Statements included herein.

Market and Dividend Information

	2004		2003	
	Market Price Range		Market Price Range	
Quarter	High	Low	High	Low
First	$3.60	$2.82	$1.89	$1.29
Second	3.24	2.36	1.62	1.15
Third	2.99	1.40	1.95	1.40
Fourth	2.40	1.70	3.85	1.58

At March 25, 2005, the Company had 378 shareholders of record.

There were no cash dividends declared in 2004 or 2003. The payment of any future cash dividends is subject to the discretion of the Board of Directors and is dependent on a number of factors, including the Company's capital requirements, financial condition, financial covenants and cash availability. The Company ceased paying quarterly cash dividends in the fourth quarter of 2001 and has no intention of paying cash dividends in the foreseeable future. Terms of the Company's banking agreements prohibit the payment of cash dividends without prior bank approval.

THE COMMON STOCK OF THE COMPANY IS LISTED ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "SLS". THE COMPANY EXPECTS THAT ITS COMMON SHARES WILL BEGIN TRADING UNDER THE SYMBOL "IIN" ON OR AFTER APRIL 4, 2005.

Financial Highlights

Years ended December 31,	**2004**	2003(a)
Sales, net	**$ 35,183,000**	$ 36,202,000
Loss from continuing operations, net of income taxes	**(1,958,000)**	(3,961,000)
Income (loss) from discontinued operations, net of income taxes	**1,369,000**	(1,013,000)
Extraordinary gain from discontinued operations	**684,000**	--
Net income (loss)	**$ 95,000**	$ (4,974,000)
Basic earnings (loss) per share:		
Continuing operations	**$ (.38)**	$ (.77)
Discontinued operations	**.27**	(.20)
Extraordinary gain discontinued operations	**.13**	--
Net income (loss)	**$ .02**	$ (.97)
Diluted income (loss) per share:		
Continuing operations	**$ (.38)**	$ (.77)
Discontinued operations	**.27**	(.20)
Extraordinary gain discontinued operations	**.13**	--
Net income (loss)	**$ .02**	$ (.97)
Working capital	**$ 1,958,000**	$ 24,000
Total assets	**$ 31,720,000**	$ 35,395,000
Total shareholders' equity	**$ 12,730,000**	$ 12,436,000

(a) For 2003, the Company reclassified its remaining Heat Technology business which consisted of the burners and components portion of the business as discontinued operations. The Company sold this portion of the business in the first quarter of 2005. For 2004 and 2003, the Heat Technology business had revenues of $9.7 and $18.4 million, respectively, with net income of $2.1 million for 2004 and a net loss of $2.5 million for 2003. The Tire Holders, Lifts and Related Products business that was sold in July 2003 is also included in discontinued operations. For 2003, this segment had revenue of $8.5 million, and net income of $8,000.

To Our Shareholders:

Fiscal 2004 was the final full year of transition for the Company. We substantially completed the shift from our traditional business segments to the emerging opportunities in our Precision Miniature Medical and Electronic Products business. Today, we're focused on three main areas: medical, hearing health and professional audio communications. We believe our core competencies position us well to expand in these chosen markets, increasing our customer base and capturing significantly more business in coming years.

For 2004, the Company reported sales of $35.2 million versus $36.2 million for 2003. While sluggish performance persisted we essentially maintained year-over-year sales levels while moving to complete our restructuring plan. Our operating loss narrowed to $412,000 from $2.8 million in 2003.

During the past three years, we have reshaped our overall business by divesting non-core assets. We sold Deuer Manufacturing, as well as substantial portions of the Heat Technology business and its former corporate headquarters in Dresher, Pa. During the first quarter of 2005 we completed our transition by concluding the sale of the remaining portion of our Heat Technology business.

As part of our focus on Precision Miniature Medical and Electronic Products, we took a hard look at the business and implemented initiatives to bring costs in line with sales. We believe the new structure will allow us to be more productive in leveraging our manufacturing, marketing, sales, and research and development resources.

In addition, during both 2003 and 2004 we brought products to market faster than we had done previously. We believe we can continue to accelerate the pace of our new product introductions in 2005—across all of our key businesses. Cost reductions, combined with new products, are expected to drive sales and return the company to profitability during 2005—the goal of our corporate transition.

Established Relationships and Successes Generate Future Medical Opportunities

In 2004, we continued to expand solid relationships already established with Fortune 500 medical companies such as Abbott Laboratories and Deltec. In addition, we have become approved vendors for St. Jude Medical and Medtronic, which means we are on a select list of companies eligible to participate in outsourced projects from these industry leaders.

We believe our successes in 2004 will serve as the platform for growth in 2005 and beyond. With our strong expertise in the robotic manufacture of miniature and micro-miniature electronic products, we believe we are well suited to compete in the growing medical device market. This market is increasingly demanding products with greater portability, improved infection control, better cost containment, stronger reliability and high customer satisfaction—areas in which we have proven experience. Our objective in 2005 is to further penetrate our existing customer base in the medical industry, by building on our reputation with these accounts, and to add new customers.

Potential in Hearing Health

In the global hearing-health market, we expect to continue to see emerging growth opportunities. In the coming years, as large portions of the population age in the industrialized markets of Europe, Japan and the United States, the potential market for hearing-health products is expected to significantly expand. In these regions, the over-65 group is the fastest-growing population segment.

New product offerings will also help broaden our opportunities in hearing health. In addition, our advanced line of amplifier assemblies and systems based on Digital Signal Processing (DSP) technology continues to gain market share. In 2004, unit sales of these devices doubled over the prior year. Similar results are anticipated for 2005 based on current bookings.

As previously announced, the company is committed to becoming a leading supplier of high-quality DSP amplifier devices. Compared to most products currently on the market, DSP devices have better clarity, attractive pricing points and an improved ability to filter out background noise and control annoying feedback. Low- to moderately priced DSP hearing aids, like our newly introduced line of ClariD® Digital ONE™ DSP hearing-aid amplifiers, represent the fastest-growing segment in the hearing-aid market.

First introduced in July 2003, our ClariD Digital ONE is a two- and four-channel DSP amplifier platform featuring patented, best-in-class adaptive feedback-cancellation (AFC) technology as verified by an independent and respected research laboratory. With a low price point and reliable performance, the ClariD product is generating solid growth.

In July 2004, we broadened our ClariD platform by launching an amplifier line aimed at the low end of the DSP hearing-aid market. This product is offered at a lower price point with basic features which allow users to benefit from quality digital processing at an affordable price. In November 2004, we completed the ClariD Digital ONE platform by introducing our Layered Noise Reduction™ (LNR), which determines the required level and type of noise reduction based on the listening environment.

One promising trend in the hearing-health market is the use of open ear fittings, which attack the problem of occlusion by leaving the ear canal substantially open as opposed to custom in-the-ear fittings which block close to 100 percent of the ear canal. There is some evidence to show that open fittings will help to increase penetration in non-user segments of the market, contributing to overall growth. Open fittings offer a higher degree of patient satisfaction and comfort, and require state-of-the-art feedback cancellation technology in order to fit a high percentage of potential users. Our AFC technology has enabled several manufacturers to introduce products in this category.

We anticipate launching a new advanced line of digital amplifiers with improved feedback, noise canceling and adaptive directionality features in 2005. These products will incorporate an artificial intelligence capability to adapt the product to the listening environment—reaffirming our position as a supplier of state-of-the-art technology.

In addition, we intend to develop a platform of wireless connectivity products that will allow the programming of hearing aids, and communication between hearing aids and other devices.

New Products Drive High-Quality Audio Arena Growth

We first entered the high-quality audio communication device market in 2001, and we now have a line of miniature, professional audio headset products used by performers and support staff in the music and stage performance markets. For customers focusing on security and emergency response needs, the line includes several devices that are more portable and perform well in noisy or hazardous environments—making them well suited for applications in the fire, law enforcement, safety and military markets.

In November 2004, we received TSO (Technical Standard Order) certification from the FAA (Federal Aviation Administration) for our boom microphones and began ramping up deliveries for the military and aviation market with Bose Corporation. Additionally, we also received approval for our rugged waterproof boom microphone from Vocollect, which operates in the computer arena for warehousing applications. We expect solid growth in both of these segments in the coming years. Our high-quality audio business grew 28 percent from the prior year as a result of new product sales. In 2005, we expect to launch our new miniature headset, called the I-mic, which is used in the broadcast and entertainment markets. This miniature lightweight ear-worn headset is among the smallest of its type on the market.

Redefining the Company's Vision

The completed sale of our remaining Heat Technology business, along with the Selas name, affords us the opportunity to change the company name. Combined with the restructuring of our Precision Miniature Medical and Electronics Products business, this signals an exciting future and what we believe will be a profitable 2005. The new name we've chosen is IntriCon (IIN). IntriCon represents our vision of connecting people to people and the devices around them. The use of "Intri" for intricate conveys the complexity of the work we do every day for our customers. Our entire organization is dedicated to providing advanced miniature high-technology products that exemplify this vision.

We also wish to acknowledge Mr. Fred Bissinger, who recently retired from the board of directors, by thanking him for his long and valuable service. His contributions were many and appreciated.

On behalf of management and the board of directors, I'd like to extend thanks to our valued shareholders and employees for their continued support. As we emerge from our transition with a clear three-pronged focus and a defined vision, I'm excited about our prospects. Through established successes and new opportunities, we're committed to enhancing shareholder value for each and every one of our investors.

Sincerely,



Mark S. Gorder
President and Chief Executive Officer

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Five-Year Summary of Operations*

(In thousands, except for per share and share data)

Years ended December 31,	2004	2003(a)	2002	2001	2000
Sales, net	$ 35,183	$ 36,202	$ 34,975	$ 37,787	$ 39,663
Cost of sales	27,314	27,985	26,834	27,750	27,901
Operating expenses	11,391	11,012	10,146	10,435	9,387
Interest expense	465	533	720	713	739
Interest income	(2)	(8)	(34)	(80)	(25)
Gain on sale of asset	3,110	--	--	--	--
Other (income) expense, net	(62)	130	(31)	87	8
Income (loss) from continuing operations before income taxes, discontinued operations and change in accounting principle	(814)	(3,450)	(2,660)	(1,118)	1,653
Income tax expense (benefit)	1,144	511	(1,078)	(344)	661
Income (loss) from continuing operations before discontinued operations and change in accounting principle	(1,958)	(3,961)	(1,582)	(774)	992
Income (loss) from discontinued operations, net of income taxes (note 2)	1,369	(1,013)	(10,544)	(3,843)	1,944
Extraordinary gain from discontinued operation	684	--	--	--	--
Cumulative effect of change in accounting principle	--	--	(9,428)	--	--
Net income (loss)	$ 95	$ (4,974)	$ (21,554)	$ (4,617)	$ 2,936
Basic earnings (loss) per share:					
Continuing operations	$ (.38)	$ (.77)	$ (.31)	$ (.15)	$ .19
Discontinued operations	.27	(.20)	(2.06)	(.79)	.34
Extraordinary gain discontinued operations	.13	--	--	--	--
Accounting principle change	--	--	(1.84)	--	--
Net income (loss)	$ .02	$ (.97)	$ (4.21)	$ (.94)	$ .54
Diluted earnings (loss) per share:					
Continuing operations	$ (.38)	$ (.77)	$ (.31)	$ (.15)	$ .19
Discontinued operations	.27	(.20)	(2.06)	(.79)	.34
Extraordinary gain discontinued operations	.13	--	--	--	--
Accounting principle change	--	--	(1.84)	--	--
Net income (loss)	$ .02	$ (.97)	$(4.21)	$(.94)	$ .54
Weighted average number of Shares outstanding during year:					
Basic	5,129,214	5,124,433	5,119,214	5,119,214	5,121,513
Diluted	5,129,279	5,124,433	5,119,214	5,119,214	5,134,494

Other Financial Highlights*
(In thousands, except for per share data)

Years ended December 31,	**2004**	2003(a)	2002	2001	2000
Working capital	**$ 1,958**	$ 24	$ 4,588	$ 16,578	$ 21,529
Total assets	**$ 31,720**	$ 35,395	$ 64,478	$ 86,841	$ 96,996
Long-term debt	**$ --**	$ --	$ 2,415	$ 2,568	$ 1,882
Shareholders' equity:					
Capital stock and additional paid-in capital	**$ 17,670**	$ 17,670	$ 17,648	$ 17,648	$ 17,648
Retained earnings (accumulated deficit)	**(3,136)**	(3,231)	1,743	23,297	28,606
Accumulated other comprehensive loss	**(539)**	(738)	(1,510)	(1,015)	(555)
Treasury stock	**(1,265)**	(1,265)	(1,265)	(1,265)	(1,265)
Total shareholders' equity	**$ 12,730**	$ 12,436	$ 16,616	$ 38,665	$ 44,434
Depreciation and amortization	**$ 2,456**	$ 2,708	$ 2,552	$ 3,355	$ 3,014
Dividends per share	**$ --**	**$ --**	**$ --**	$ .18	$ 18

* See note 14 to the Company's consolidated financial statements included herein for quarterly results of operations.

(a) The Company has reclassified two of its business segments as discontinued operations. This includes the entire Heat Technology business, including the large custom-engineered furnace portion of this segment, which was sold in 2002, and the burners and components portion of the segment which the Company sold in the first quarter of 2005. The Company's Tire Holders, Lifts and Related Products business that was sold in July of 2003 is also included in discontinued operations. Accordingly, the historical financial information has been reclassified. See note 2 to the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company has embarked on a strategy to focus on its Precision Miniature Medical and Electronics Products markets for future growth. Consistent with this strategy, the following actions were taken in 2004:

Burners and Components Business - In the fourth quarter of 2003, the Company initiated its plan to sell the remainder of its Heat Technology segment. This segment consists of the operating assets of Selas Corporation of America (Dresher, Pennsylvania) and Nippon Selas (Tokyo, Japan). The Company sold the segment during the first quarter of 2005 and has classified the segment as a discontinued operation and, accordingly, has reclassified the historical financial data. For more detailed information, see note 2 to the Consolidated Financial Statements included herein.

Property in Dresher, Pennsylvania. - On June 23, 2004, the Company completed the sale of its property in Dresher, PA, to BT Limekiln LP, a Pennsylvania limited partnership, for approximately $3.6 million in cash, net of expenses. A gain of $3.1 million was recognized on the sale. The property was the headquarters for the Company's discontinued Heat Technology business and was previously classified as an asset held for sale on the Company's consolidated balance sheet. In connection with the sale, the Company leased back the property for a term of nine months at a base rental of $20,000 per month, plus expenses. Proceeds of the sale were used to reduce the Company's outstanding bank debt.

Reduction of Overhead - In 2004, the Company experienced weakness in the hearing health markets. The weakness was due to competitive pricing pressures, customer inventory management programs resulting in more just-in-time inventory, as well as unfavorable legislation in the German market reducing the reimbursement amount for the purchase of hearing aids. These factors resulted in both reduced sales and lower product margins. In an effort to return to operating profitability, the Company took steps in 2004 to reduce its overhead. These steps included the elimination of several management and other support positions. These steps included the elimination of several management and other support positions, resulting in an annualized savings of over $3 million.

Forward-Looking and Cautionary Statements

Certain statements included in this Annual Report to Shareholders or documents the Company files with the Securities and Exchange Commission, which are not historical facts, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, and the regulations thereunder), which are intended to be covered by the safe harbors created thereby. These statements may include, but are not limited to:

- statements in the letter to shareholders, such as the Company's position and focus on the Company's core product lines, ability to compete, the potential for growth for the hearing health market, growth in the military and aviation markets, disposition of assets and the renaming of the Company ;
- statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" such as new digital products to gain market share, recovery of the telecommunications market, potential growth in the Company's medical profits, future gross profit margins, future cost savings, net operating loss carryforwards, the impact of future cash flows, the ability to maintain financial covenants, the ability to meet working capital requirements, future level of funding of employee benefit plans, the ability to negotiate extension on purchases, the impact of foreign currencies and litigation;
- statements in "Notes to the Company's Consolidated Financial Statements;" and
- statements in the Company's annual report on Form 10-K for the year ended December 31, 2004, in "Business", Legal Proceedings" and "Risk Factors", such as the Company's ability to focus on the precision miniature medical and electronics products business segment and exit the heat technology segment, the ability to compete, the adequacy of insurance coverage, and potential increase in demand for the Company's products.

Forward-looking statements include, without limitation, statements as to the Company's:

- expected future results of operations and growth;
- ability to meet working capital requirements;
- business strategy;
- expected benefits from staff reductions;
- expected increases in operating efficiencies;
- anticipated trends in the hearing-health market related to the Company's Precision Miniature Medical and Electronic Products segment; and
- estimates of goodwill impairments and amortization expense of other intangible assets.

In addition, forward-looking statements also include the effects of changes in accounting pronouncements, the effects of litigation and the amount of insurance coverage, and statements as to trends or the Company's or management's beliefs, expectations and opinions. Forward-looking statements are subject to risks and uncertainties and may be affected by various factors that may cause actual results to differ materially from those in the forward-looking statements. In addition to the factors discussed in this Annual Report to Shareholders, certain risks, uncertainties and other factors can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including, without limitation, the following:

- the ability to implement the Company's business strategy;
- risks arising in connection with the insolvency of The Company SAS, and potential liabilities and actions arising in connection therewith;
- the volume and timing of orders received by the Company;
- changes in estimated future cash flows;
- foreign currency movements in markets the Company services;
- changes in the global economy and financial markets;
- changes in the mix of products sold;
- acceptance of the Company's products;
- competitive pricing pressures;
- pending and potential future litigation;
- availability of electronic components for the Company's products;
- ability to create and market products in a timely manner;
- ability to pay debt when it comes due;
- ability to sell businesses marked for sale; and
- risks associated with terrorist attacks, war and threats of attacks and wars.

For a description of these and other risks see "Risk Factors" in the Company's annual report on Form 10-K for the year ended December 31, 2004 or in other filings the Company makes from time to time with the Securities and Exchange Commission. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Results of Operations

2004 Compared with 2003

Consolidated Net Sales

Consolidated net sales for 2004 and 2003 were as follows (in thousands):

	2004	2003	Change Dollars	Change Percent
Consolidated net sales	$35,183	$36,202	$(1,019)	(2.8)%

The Company's sales continued to be impacted by weakness in its primary hearing-health market. Competitive pricing issues, customer inventory reduction efforts as well as unfavorable legislation in the German market, which reduced the reimbursement amount for the purchase of hearing aids, contributed to a 15 percent decrease in sales to the hearing-health market in 2004.

The Company also saw a decline of 15 percent in sales to the medical equipment market in 2004. Sales to this market are extremely reliant on orders from two customers, and are volatile depending on sales levels, inventory levels and acceptance of these customer's end products. Medical products comprised $4.2 million, about 12 percent of the Company's 2004 consolidated net sales, compared to $4.9 million or 13 percent in 2003.

The weakness in the hearing-health and medical equipment markets was partially offset by increases in sales to the Company's remaining markets. Sales of the Company's thermistor and capacitor products, into the telecommunication markets, represented 20 percent of the Company's sales in 2004 increasing 17 percent year-over-year as the overall world telecommunications market continued to strengthen. Sales to the professional audio market represented 16 percent of the Company's 2004 sales increasing 44 percent; 2004 sales to this market included a $1.1 million order of helmets for the Singapore military.

Looking forward to 2005, the Company believes its new digital products will help it gain market share in the hearing health market, as the product performance has been rated exceptional. The telecommunications market seems to be recovering and the Company expects sales to its medical equipment market to rebound.

Gross Profit

Gross profit, both in dollars and as a percent of sales, for 2004 and 2003, were as follows (in thousands):

	2004		2003		Change	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Gross profit	$7,869	22.4%	$8,217	22.7%	$(348)	(.3)%

2004 gross margins decreased due to the lower overall sales volume, this included a decrease in sales to the medical equipment products market, which generally provides higher gross profit margins. The hearing-health product mix continued shifting away from higher gross profit margins of mechanical components to digital products, which typically have lower gross profit margins for the Company. These factors were partially offset by lower inventory reserves in 2004 when compared to 2003, along with an increase in sales of electronic products, which generally have higher gross profit margins. Inventory write-downs were $770,000 and $1.1 million in 2004 and 2003, respectively and are the result of more specialized inventory, changes in product mix, and shorter product life cycles particularly in the hearing health market. The Company believes its gross profit margins in 2005 will be in the 23 to 26 percent range due to cost saving measures which have been implemented, including staffing reductions, additional automation, shifting certain production to its

Singapore facility and changes in product mix including an anticipated rebound of its medical product sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) for the years ended December 31, 2004 and 2003 were (in thousands):

	2004		2003		Change	
	Dollars	Percent of Sales	Dollars	Percent of Sales	Dollars	Year-over-year Incr. (Decr.)
Selling	$ 3,934	11.2%	$ 3,649	10.1%	$ 285	7.8%
Research and development	$ 1,487	4.2%	$ 1,762	4.9%	$ (275)	(15.6)%
Asset impairment	$ 488	1.4%	$ 379	1.0%	$ 109	28.8%
General and administrative	$ 5,482	15.6%	$ 5,222	14.4%	$ 260	5.0%

The higher SG&A expenses in 2004 were mainly attributable to an increase in selling and administrative expense, partially offset by a decline in development cost. The $285,000 increase in selling expense was mainly due to the hiring of a sales and marketing manager for our medical products market and the associated fees paid to a third party recruiter. Research and development decreased as a result of an increase in customer funded development projects, as the Company partners with its customers to bring new hearing health products to market. The $260,000 increase in administrative expenses was mainly attributable to accruals of severance cost in 2004, as the Company reduced its staff, to compensate for the decline in sales.

Impairment of Long-term Assets

In 2004, the Company recorded an impairment from abandonment of long-term assets of $488,000 based on analysis of future cash flows; in 2003, an impairment from abandonment of long-term assets of $379,000 was recorded. The 2004 abandonment was mainly associated with technology having to do with the development of a specific microphone for use in both the professional audio and hearing health markets; management determined that due to external technological advances the technology was no longer viable. The 2003 abandonment was due to previously capitalized technology costs primarily related to microphone and headset products for the professional audio-device market. These technology costs were no longer considered to have future value.

Net Interest Expense

Net interest expense for 2004 was $465,000 a decline of $68,000 from $533,000 in 2003. This was principally due to a reduction in the overall bank debt, offset by an increase in interest rates. Total bank debt was $5.2 million at December 31, 2004 compared to $8.2 million December 31, 2003.

Other

In 2004, other income was $62,000 compared to other expense of $130,000 in 2003. The difference principally stemmed from an exchange loss of $94,000 on Euro denominated bank debt in 2003. There was no similar loss in 2004.

Income Taxes

Income taxes were as follows (in thousands):

	2004	2003
Income tax expense (benefit)	$ 1,144	$ 511
Percentage of pre-tax loss	(140.5%)	(14.8%)

The effective tax rate of (140.5) percent compared to the U.S. Federal statutory rate of 34 percent in 2004 was primarily due to three reasons:

- The Company established an $890,000 valuation reserve against previously established tax assets as their realizability was uncertain due to the operating losses the Company has generated for the last three years;
- The estimated 2003 Federal income tax refund was reduced by approximately $45,000 in alternative minimum tax; and
- The Company generated taxable profits in its foreign operations and recognized income tax expense of approximately $200,000 related to those operations.

The Company estimates it has approximately $16.3 million of net operating loss (NOL) carryforwards available to offset future federal income taxes.

Discontinued Operations

The Company recorded a net profit (loss) from discontinued operations as follows (in thousands):

	2004	2003
Net income (loss) from Heat Technology Business	$1,369	$ (2,512)
Net income from Tire Holders, Lifts and related products segment	--	1,499
Extraordinary gain from discontinued operations	684	--
Net income (loss) from discontinued operations	$ 2,053	$ (1,013)

Heat Technology Segment

The 2004 net income was a result of the operating profits from its remaining burners and components business, and an extraordinary gain from the reacquisition of Selas Wärmetechnik (see note 2 and note 3 in the consolidated financial statements). The 2003 net loss from the Heat Technology business was primarily the result of the insolvency filed in France by the Company's wholly owned French subsidiary. This consisted of the European heat technology operation remaining after the 2002 sale of the large custom-engineered furnace business. The European loss in 2003 was partially offset by $110,000 of net income from the remaining the Company's burner and component business with locations in Dresher, Pennsylvania, and Tokyo, Japan. In the first quarter of 2005, the Company sold its remaining burner and component business for approximately $3 million.

Tire Holder, Lifts and Related Products Segment

The 2003 net income from the Tire Holder, Lifts and Related Products segment was the combination of net income of $8,000 from Deuer Manufacturing, Inc. prior to its sale In July 2003 and the approximately $1.5 million gain recognized from the sale.

2003 Compared with 2002

Consolidated Net Sales

Consolidated net sales for 2003 and 2002 were as follows (in thousands):

	2003	2002	Change Dollars	Change Percent
Consolidated net sales	$36,202	$34,975	$1,227	3.5%

The Company's sales in 2003 were impacted by weakness in its primary hearing-health market. Competitive pricing issues and a continued decline in sales of component products contributed to a 5 percent decrease in sales to the hearing-health market. Other contributing factors included a fourth-quarter reduction in orders from two major customers, as they sought to lower their inventory levels. The weakness in the hearing-health market was offset by gains in other markets. Sales of the Company's Thermistor and Capacitor products into the telecommunication markets increased 10 percent year-over-year as the overall world telecommunications market strengthened.

The Company continued to expand its customer base in the medical equipment market; the Company's sales to this market saw a 40 percent year-over-year growth. Medical products comprised about 13 percent of the Company's 2003 sales, compared to 10 percent in 2002.

Gross Profit

Gross profit, both in dollars and as a percent of sales, for 2003 and 2002, were as follows (in thousands):

	2003		2002		Change	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Gross profit	$8,217	22.7%	$8,140	23.3%	$77	(.6)%

Gross profit declined as a percentage of sales in 2003, due primarily to an increase in inventory reserves in 2003. The increase in inventory reserves of approximately $1.1 million was the result of more specialized inventory, changes in product mix, and shorter product life cycles. The hearing-health product mix continued shifting away from higher gross profit margins of mechanical components to digital products, which typically have lower gross profit margins for the Company. These factors were partially offset by an increase in sales of electronic products as well as medical products, which generally have higher gross profit margins.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) for the years ended December 31, 2003 and 2002 were (in thousands):

	2003		2002		Change	
	Dollars	Percent of Sales	Dollars	Percent of Sales	Dollars	Year-over-year Incr. (Decr.)
Selling	$ 3,649	10.1%	$3,667	10.5%	$ (18)	(.5%)
Research and development	$ 1,762	4.9%	$ 848	2.4%	$ 914	107.8%
Asset impairment	$ 379	1.0%	--	--	$ 379	--
General and administrative	$ 5,222	14.4%	$5,630	16.1%	$ (408)	(7.2%)

The higher SG&A expenses in 2003 were mainly attributable to the significant increase in research and development cost, partially offset by a decline in general and administrative expenses. Research and development increased as a result of the Company's efforts to develop new products for its growing sales to the medical equipment market, as well as new digital products for the hearing-health market. The $410,000 decline in administrative expenses was mainly attributable to accruals of severance cost in 2002, along with reduced legal and consulting fees in 2003.

Impairment of Long-term Assets

In 2003, the Company recorded an impairment from abandonment of long-term assets of $379,000 based on analysis of future cash flows; no abandonment was recorded in 2002. The abandonment was due to previously capitalized technology costs primarily related to microphone and headset products for the professional audio-device market. These technology costs were no longer considered to have future value.

Net Interest Expense

Net interest expense declined by $161,000 from $525,000 in 2003 compared to $686,000 in 2002. This was principally due to a reduction in the overall bank debt. Total bank debt was $8.2 million and $14.3 million at December 31, 2003 and 2002, respectively.

Other

In 2003, other expense was $130,000 compared to other income of $31,000 in 2002. The difference stemmed from an exchange loss of $94,000 on Euro denominated bank debt in 2003. There was no similar loss in 2002.

Income Taxes

Income taxes were as follows (in thousands):

	2003	2002
Income tax expense (benefit)	$ 511	$ (1,078)
Percentage of pre-tax loss	(14.8%)	(40.5%)

The effective tax rate of (14.8) percent compared to the U.S. Federal statutory rate of 34 percent in 2003 was primarily due to two reasons:

- The Company established a $1.8 million valuation reserve against previously established tax assets as their realizability was uncertain due to the operating losses the Company has generated for the last three years.
- The Company generated net operating losses (NOL) for Federal tax purposes, but only recognized them to the extent of the $714,000 current refund available. The Company estimated it had $16.6 million of carry forward available to offset future federal income taxes, as of December 31, 2003.

Discontinued Operations

The Company recorded a net loss from discontinued operations as follows (in thousands):

	2003	2002
Net loss from Heat Technology Business	$ (2,512)	$ (11,637)
Net income from Tire Holders, Lifts and related products segment	1,499	1,093
Net loss from discontinued operations	$ (1,013)	$ (10,544)

Heat Technology Segment

The 2003 net loss from the Heat Technology business was a result of the insolvency filed in France. This consisted of the European heat technology operation remaining after the 2002 sale of the large custom-engineered furnace business. The European loss was partially offset by $110,000 of net income from the remaining Heat Technology business with locations in Dresher, Pennsylvania, and Tokyo, Japan. The 2002 loss was primarily due to the large custom-engineered furnace business located in France that was sold in 2002.

Tire Holder, Lifts and Related Products Segment

The net income from the Tire Holder, Lifts and Related Products segment was the combination of net income of $8,000 from Deuer Manufacturing, Inc. prior to its sale In July 2003 and the $1.5 million gain recognized from the sale. This compares to net income of $1.1 million from its operations in 2002. The net income from the operation declined substantially, stemming from lower sales volume due to decreased automotive production and margin reductions from increased industry pricing pressures. Additionally, 2003 only includes approximately seven months of operations prior to the sale.

Sale of Primary Custom-engineered (Large) Furnace Business

In 2002, the Company completed its agreement with Andritz AG to sell certain operating assets and liabilities of its large custom-engineered furnace business operated by its wholly owned subsidiary Selas SAS and 100 percent of the shares of Selas UK. In addition, the Company sold certain intellectual property used in the business. The total consideration was equal to the net book value of the assets transferred and liabilities assumed, plus approximately $645,000 for the intellectual property and goodwill transferred. In 2003, it was determined liabilities exceeded assets sold by approximately $548,000. The assets and liabilities sold represented most of the Company's discontinued operations as reported in the Company's financial statements for the year ended December 31, 2001. The sale excluded the remaining smaller furnace business in France that filed insolvency in 2003. See note 2 to the Consolidated Financial Statements.

Goodwill Impairment

As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Statement 142 set forth new financial and reporting standards for the acquisition of intangible assets, other than those acquired in a business combination, and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized but tested for impairment at least annually. The Company discontinued the amortization of goodwill effective January 1, 2002. The provisions of Statement 142 also required the completion of a transitional impairment test with any impairment identified accounted for as a cumulative effect of a change in accounting principle. As of the date of adoption, the Company had unamortized goodwill in the amount of $14.7 million. The Company determined the goodwill associated with its operations had been impaired and wrote off goodwill of $9.4 million as of January 1, 2002. The charge was recognized as a cumulative change in accounting principle in the 2002 consolidated statement of operations. In 2004 and 2003, the results of the annual impairment test yielded no additional impairment of the remaining $5.2 million of goodwill. Changes in the estimated future cash flows from these businesses could have a significant impact on the amount of any future impairment, if any.

Liquidity and Capital Resources

Consolidated net working capital increased to $1.9 million at December 31, 2004 from $24,000 at December 31, 2003. The primary reason for the increase was the net proceeds of approximately $3.6 million from the sale of the Dresher property, which were used to pay down bank debt. The Company's cash flows from operating, investing and financing activities, as reflected in the statement of cash flows at December 31, are summarized as follows (in thousands):

	2004	2003	2002
Cash provided (used) by:			
Continuing operations	$ (729)	$ 3,108	$ 1,158
Discontinued operations	939	4,002	(1,238)
Investing activities	2,560	(1,403)	(2,331)
Financing activities	(2,678)	(7,373)	625
Effect of exchange rate changes on cash	(39)	247	1,203
Increase (decrease) in cash	$ 53	$ (1,419)	$ (583)

The Company had the following bank arrangements at December 31, (in thousands):

	2004	2003
Total availability under existing facilities	$7,056	$10,399
Borrowings and commitments:		
Notes payable	3,740	6,271
Current maturities of long-term debt	1,458	1,967
Total borrowings and commitments	5,198	8,238
Remaining availability under existing facilities	$ 1,857	$ 2,161

In March 2005, the Company entered into amended agreements for its domestic revolver and long-term debt. The new facility provides the Company with a revolving credit limit of $4.5 million which was reduced to $4.0 million upon the sale of burners and components business in the first quarter of 2005. A portion of the proceeds from the sale of the Burners and Components business was used to payoff the approximately $1.5 million outstanding principal balance on the term loan. These facilities expire on April 1, 2006.

Borrowings under the Company's domestic credit facilities currently bear interest at prime plus 3.0 percent. The terms of the amended agreement increase this rate to prime plus 3.5 percent on July 1, 2005, prime plus 4.0 percent on October 1, 2005 and prime plus 4.5 percent on January 1, 2006.

The domestic term loan and the revolving credit facility are secured by the Company's domestic assets and the Company's domestic subsidiaries' stock. The agreements contain restrictive covenants regarding the payment of cash dividends, incurrence of additional debt, issuance of equity, maintenance of working capital, net worth, shareholders' equity, and capital equipment expenditures along with the maintenance of certain financial ratios. The Company and its domestic subsidiaries are required to maintain, consolidated tangible capital funds of at least $6.5 million, a consolidated current ratio of at least 1.0, and a consolidated fixed charge coverage ratio of at least 1.0 on a year-to-date basis, which will be calculated excluding mandatory principal repayments. In addition the Company is required to maintain consolidated total liabilities to consolidated tangible capital funds ratio of 3.0, which was reset to 2.25 after the sale of the Burners and Components business in the first quarter of 2005. Management believes that the Company will be able to maintain the amended covenants through April 1, 2006.

The Company did not meet certain covenants during the first and fourth quarters of 2004, for which it obtained waivers from the bank. At December 31, 2004, the Company was in compliance with all covenants of the amended agreement.

The Company believes that the amended credit facility combined with funds expected to be generated from operations, the available borrowing capacity through its revolving credit loan facilities and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs through April 1, 2006. However, the Company's ability to pay the principal and interest on its indebtedness as it comes due will depend upon current and future performance. Performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond the Company's control. If, however, the Company does not generate sufficient cash or complete such financings on a timely basis, it may be required to seek additional financing or sell equity on terms, which may not be as favorable as it could have otherwise obtained. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed, or that The Company will be able to negotiate acceptable terms. In addition, access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as the Company's financial condition.

Contractual Obligations

The following table represents the Company's contractual obligations and commercial commitments as of December 31, 2004.

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Year
Notes payable	$ 3,740,000	$ 3,740,000	$ --	$ --	$ --
Term debt	1,458,000	1,458,000	--	--	--
Operating leases	4,458,000	977,000	1,738,000	1,068,000	675,000
Total contractual cash obligations	$ 9,656,000	$ 6,175,000	$1,738,000	$1,068,000	$ 675,000

The Company incurred approximately $254,000 in period pension and post retirement medical benefit costs in 2004, and contributed approximately $268,000 to defined contribution plans. The Company expects a similar level of funding in 2005.

Foreign Currency Fluctuation

A portion of the discontinued operations are denominated in foreign currencies, primarily the Euro and Japanese Yen. Generally, the income statement effect of changes in foreign currencies is partially or wholly offset by the subsidiaries' ability to make corresponding price changes in the local currency. From time to time, the impact of fluctuations in foreign currencies may have a material effect on the financial results of the Company. Foreign currency transaction amounts included in the statements of operation include a gain of $14,000 in 2004 and losses of $141,000 and $23,000 in 2003 and 2002, respectively. See note 12 to the Company's Consolidated Financial Statements included herein.

Litigation

The Company is a defendant along with a number of other parties in approximately 123 lawsuits as of December 31, 2004, (approximately 101 lawsuits as of December 31, 2003) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. Certain carriers have informed the Company that the primary policies for the period August 1, 1970-1973, have been exhausted and that the carriers will no longer provide a defense under those policies. The Company has requested that the carriers substantiate this situation. The Company believes it has additional policies available for other years which have been ignored by the carriers. As settlement payments are applied to all years a litigant was deemed to have been exposed to asbestos, the Company believes when settlement payments are applied to these additional policies, the Company will have availability under the years deemed exhausted. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on its financial condition, liquidity, or results of operations. Management believes that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits, to which these insurance carriers are insuring the Company, make the ultimate disposition of these lawsuits not material to the Company's consolidated financial position or results of operations.

The Company is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Company's consolidated financial position, liquidity or results of operations.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, *Share-Based Compensation*, which supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity investments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The impact on net earnings as a result of the adoption of SFAS No. 123R, from a historical perspective, can be found in Note 1 to the Consolidated Financial Statements of this Annual Report. The Company is currently evaluating the provisions of SFAS No. 123R and will adopt it on July 1, 2005, as required.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs*, which amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, *Inventory Pricing*, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We do not have any idle facility expense or wasted material expense as of December 31, 2004. We will continue to apply the requirements of SFAS No. 151 in future periods.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets*. SFAS No. 153 is an amendment to APB Opinion No. 29, *Accounting for Nonmonetary Transactions*. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We are currently evaluating the provisions of SFAS No. 153 and will adopt it on July 1, 2005, as required.

Critical Accounting Policies

The significant accounting policies of the Company are described in note 1 to the Consolidated Financial Statements and have been reviewed with the audit committee of the Company's Board of Directors. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.

Certain accounting estimates and assumptions are particularly sensitive because of their importance to the consolidated financial statements and possibility that future events affecting them may differ markedly. The accounting policies of the Company with significant estimates and assumptions are described below.

Revenue Recognition

The Company's continuing operation recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. A portion of the Company's net sales from its discontinued Heat Technology segment is generated pursuant to contracts that require substantial time to complete and are accordingly accounted for on a percentage-of-completion basis. Under this method of accounting, the sales recognized on each contract during a particular accounting period are determined by multiplying the total contract amount by the ratio of costs incurred to estimated total costs and deducting sales recognized in prior accounting periods. Such contract costs and expenses incurred on a progress basis at the time the sales value is recorded are charged to cost of sales. Under percentage-of-completion accounting, revisions in cost estimates during the progress of the work under the contracts have the effect of including in the current accounting period adjustments necessary to reflect the results indicated by the revised estimates of the final cost. Revised costs may be affected by changes in material purchase price estimates, labor and subcontractor completion estimates and other factors related to the contract. In addition, the Company provides currently for any anticipated or known contract losses.

Accounts Receivable Reserves

This reserve is an estimate of the amount of accounts receivable that are uncollectible. The reserve is based on a combination of specific customer knowledge, general economic conditions and historical trends. Management believes the results could be materially different if economic conditions change for the Company's customers.

Inventory Reserves

This reserve is an estimate of the future net realizable value of the Company's inventory. It is based on historical trends, product life cycles, forecast of future inventory needs and on-hand inventory levels. Management believes reserve levels could be materially affected by changes in technology, the Company's customer base, customer needs, general economic conditions and the success of certain Company sales programs.

Discontinued Operations

The Company continuously assesses the return on their business segments. When management with the appropriate level of authority determines that a plan is in place to restructure the operations of a business or discontinue an operation, contractual commitments and obligations are recorded. See a discussion in note 2 to the consolidated financial statements.

Goodwill

The Company performs an annual assessment of the carrying value of goodwill. As part of this assessment, the Company estimates future cash flows, as well as making a risk assessment of investing in the Company versus other investment opportunities. Changes in either the risk assessment or estimated future cash flows could have a material adverse impact on the carrying value of goodwill.

Long-lived Assets

The carrying value of long-lived assets is periodically assessed to insure their carrying value does not exceed their estimated net realizable future value. This assessment includes certain assumptions related to future needs for the asset to help generate future cash flow. Changes in those assessments, future economic conditions or technological changes could have a material adverse impact of the carrying value of these assets.

Deferred Taxes

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Actual future operating results, as well as changes in the future performance of the Company, could have a material adverse impact on the valuation reserves.

Employee Benefit Obligations

The Company provides retirement and health care insurance for certain domestic retirees and employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefit. Several assumptions and statistical variables are used in the models to calculate the expense and liability related to the plans. Assumptions about the discount rate, the expected rate of return on plan assets and the future rate of compensation increases are determined by the Company. The actuarial models also use assumptions on demographic factors such as retirement, mortality and turnover. Changes in actuarial assumptions could vary materially from actual results due to economic events and different rates of retirement, mortality and withdrawal.

Quantitative and Qualitative Disclosures About Market Risk

The Company's consolidated cash flows and earnings are subject to fluctuations due to changes in foreign currency exchange rates. The Company attempts to limit its exposure to changing foreign currency exchange rates through operational and financial market actions. The Company does not hold derivatives for trading purposes.

The Company manufactures and sells its products in a number of locations around the world, resulting in a diversified revenue and cost base that is exposed to fluctuations in European and Asian currencies. This diverse base of foreign currency revenues and costs serves to create a hedge that limits the Company's net exposure to fluctuations in these foreign currencies.

Short-term exposures to changing foreign currency exchange rates are occasionally managed by financial market transactions, principally through the purchase of forward foreign exchange contracts (with maturities of six months or less) to offset the earnings and cash flow impact of the nonfunctional currency denominated receivables and payables relating to select contracts. The decision by management to hedge any such transaction is made on a case-by-case basis. Foreign exchange forward contracts are denominated in the same currency as the receivable or payable being covered, and the term and amount of the forward foreign exchange contract substantially mirrors the term and amount of the underlying receivable or payable. The receivables and payables being covered arise from bank debt, trade and intercompany transactions of and among the Company's foreign subsidiaries. At December 31, 2004, the Company did not have any forward foreign exchange contracts outstanding.

IntriCon Corporation
Consolidated Statements of Operations

Years ended December 31	2004	2003	2002
Sales, net	**$ 35,182,612**	$ 36,202,164	$ 34,974,602
Costs of sales	**27,313,566**	27,985,314	26,834,493
Gross profit	**7,869,046**	8,216,850	8,140,109
Operating expenses:			
Selling expense	**3,933,657**	3,649,027	3,666,701
General and administrative expense	**5,482,280**	5,222,118	5,630,424
Impairment of long term assets	**488,214**	378,864	--
Research and development expense	**1,486,743**	1,762,466	848,345
Total operating expenses	**11,390,894**	11,012,475	10,145,470
Gain on sale of asset	**3,109,627**	--	--
Operating loss	**(412,221)**	(2,795,625)	(2,005,361)
Interest expense	**465,272**	533,461	719,990
Interest income	**(1,626)**	(7,919)	(33,664)
Other (income) expense, net	**(61,618)**	129,173	(31,140)
Loss from continuing operations before income taxes, discontinued operations and change in accounting principle	**(814,249)**	(3,450,340)	(2,660,547)
Income tax expense (benefit)	**1,143,948**	510,988	(1,078,110)
Loss from continuing operations before discontinued operations and change in accounting principle	**(1,958,197)**	(3,961,328)	(1,582,437)
Income (loss) from discontinued operations, net of income taxes (note 2)	**1,369,433**	(1,012,937)	(10,543,700)
Extraordinary gain from discontinued operations	**683,630**	--	--
Income (loss) before change in accounting principle	**94,866**	(4,974,265)	(12,126,137)
Cumulative effect of change in accounting principle	**--**	--	(9,428,354)
Net income (loss)	**$ 94,866**	$ (4,974,265)	$(21,554,491)
Basic earnings (loss) per share:			
Continuing operations	**$ (.38)**	$ (.77)	$ (.31)
Discontinued operations	**.27**	(.20)	(2.06)
Extraordinary gain from discontinued operations	**.13**	--	--
Accounting principle change	**--**	--	(1.84)
Net income (loss)	**$ .02**	$ (.97)	$ (4.21)
Diluted income (loss) per share:			
Continuing operations	**$ (.38)**	$ (.77)	$ (.31)
Discontinued operations	**.27**	(.20)	(2.06)
Extraordinary gain from discontinued operations	**.13**	--	--
Accounting principle change	**--**	--	(1.84)
Net income (loss)	**$ .02**	$ (.97)	$(4.21)

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

At December 31

Assets	**2004**	2003
Current assets		
Cash	**$ 246,430**	$ 193,811
Restricted cash	**449,613**	431,056
Accounts receivable, less allowance for doubtful accounts of $177,000 in 2004 and $254,000 in 2003	**4,996,705**	4,537,830
Inventories	**4,287,643**	5,709,642
Refundable income taxes	**--**	728,351
Deferred income taxes	**--**	890,230
Asset held for sale	**--**	540,175
Other current assets	**379,318**	480,305
Assets of discontinued operations	**6,834,256**	5,729,410
Total current assets	**17,193,965**	19,240,810
Property, plant and equipment		
Land	**170,500**	170,500
Buildings	**1,732,914**	1,732,914
Machinery and equipment	**26,498,710**	26,353,715
	28,402,124	28,257,129
Less: accumulated depreciation	**20,401,457**	18,621,161
Net property, plant and equipment	**8,000,667**	9,635,968
Goodwill	**5,264,585**	5,264,585
Other assets, net	**1,260,864**	1,253,186
	$ 31,720,081	$ 35,394,549

See accompanying notes to the consolidated financial statements.

At December 31

Liabilities and Shareholders' Equity	**2004**	2003
Current liabilities		
Notes payable	**$ 3,740,393**	$ 6,270,663
Checks written in excess of cash	**665,098**	330,699
Current maturities of long-term debt	**1,458,470**	1,966,800
Accounts payable	**2,211,909**	2,757,942
Income taxes payable	**178,964**	36,606
Customers' advance payments on contracts	**75,000**	172,279
Liabilities of discontinued operations	**4,266,899**	4,265,638
Other accrued liabilities	**2,638,889**	3,416,480
Total current liabilities	**15,235,622**	19,217,107
Other post-retirement benefit obligations	**2,710,106**	2,827,417
Deferred income taxes	**143,902**	123,529
Accrued pension liability	**900,713**	790,618
Commitments and contingencies (notes 8 and 16)		
Shareholders' equity		
Common shares, $1 par; 10,000,000 shares authorized; 5,644,968 shares issued; 5,129,214 outstanding	**5,644,968**	5,644,968
Additional paid-in capital	**12,025,790**	12,025,790
Accumulated deficit	**(3,136,143)**	(3,231,009)
Accumulated other comprehensive loss	**(539,799)**	(738,793)
	13,994,816	13,700,956
Less: 515,754 common shares held in treasury, at cost	**(1,265,078)**	(1,265,078)
Total shareholders' equity	**12,729,738**	12,435,878
	$31,720,081	$35,394,549

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31,	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	**$ 94,866**	$(4,974,265)	$ (21,554,491)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:			
(Income) loss from discontinued operations	**(1,369,433)**	1,012,937	10,543,700
Extraordinary gain from discontinued operations	**(683,630)**	---	---
Cumulative effect of accounting change	**---**	---	9,428,354
Impairment of long-term assets	**488,214**	378,864	---
Depreciation and amortization	**2,455,757**	2,708,010	2,551,659
(Gains) losses on sale of property and equipment	**(1,541)**	29,265	(11)
Deferred taxes	**905,615**	1,147,740	(224,267)
Gain on sale of asset held for sale	**(3,109,627)**	---	---
Changes in operating assets and liabilities:			
Accounts receivable	**(353,078)**	341,987	480,931
Inventories	**1,464,236**	356,119	698,871
Other assets	**732,640**	(1,092,688)	(13,439)
Accounts payable	**(687,363)**	1,510,176	(158,215)
Accrued expenses	**(575,425)**	1,798,476	221,064
Customers advance payments on contracts	**(97,279)**	(5,741)	60,321
Other liabilities	**6,823**	(103,421)	(255,732)
Net cash provided (used) by continuing operations	**(729,226)**	3,107,459	1,778,745
Net cash provided (used) by discontinued operations	**980,427**	(2,573,594)	(1,194,139)
Net cash provided by operating activities	**251,202**	533,865	584,606
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(1,093,810)**	(1,403,116)	(1,731,599)
Proceeds from sales of property, plant and equipment	**3,800**	500	9,600
Proceeds from sale of asset held for sale	**3,649,802**	---	---
Purchase of patents and intangibles	**---**	---	(247,410)
Net cash provided (used) by continuing operations	**2,559,792**	(1,402,616)	(1,969,409)
Net cash provided (used) by discontinued operations	**(41,891)**	6,575,496	(361,235)
Net cash provided (used) by investing activities	**2,517,902**	5,172,880	(2,330,644)
Cash flows from financing activities:			
Proceeds from short-term borrowings	**716,133**	291,205	1,503,126
Proceeds from issuance of stock	**---**	23,250	---
Repayments of short-term borrowings	**(432,806)**	(6,089,228)	(1,106,416)
Proceeds from borrowings used to acquire subsidiaries	**---**	---	955,378
Repayments of long-term debt	**(4,092,879)**	(1,203,742)	(727,473)
Change in restricted cash	**(2,706)**	---	(29,316)
Change in checks written in excess of cash	**334,399**	(381,785)	47,732
Net cash provided (used) by financing activities	**(2,677,858)**	(7,373,111)	643,031
Effect of exchange rate changes on cash	**(38,627)**	246,732	1,202,813
Increase (decrease) in cash	**52,619**	(1,419,634)	99,806
Cash beginning of year	**193,811**	1,613,445	1,513,639
Cash end of year	**$ 246,430**	$ 193,811	$ 1,613,445

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

Years ended December 31, 2004, 2003 and 2002

	Common Stock Number of Shares	Common Stock $ Amount	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance December 31, 2001	5,634,968	$ 5,634,968	$12,012,541	$23,297,747	$(1,075,561)		$(1,265,078)	$ 38,604,617
Net loss				(21,554,491)		$ (21,554,491)		(21,554,491)
Translation loss					(436,335)	(436,335)		(436,335)
Derivative financial instrument gain					1,948	1,948		1,948
Comprehensive loss						$(21,988,878)		
Balance December 31, 2002	5,634,968	5,634,968	12,012,541	1,743,256	(1,509,948)		(1,265,078)	16,615,739
Issuance of stock	10,000	10,000	13,249					23,249
Net loss				(4,974,265)		(4,974,265)		(4,974,265)
Translation gain					1,354,721	1,354,721		1,354,721
Additional minimum pension liability					(583,566)	(583,566)		(583,566)
Comprehensive loss						$ (4,203,110)		
Balance December 31, 2003	5,644,968	5,644,968	12,025,790	(3,231,009)	(738,793)		(1,265,078)	12,435,878
Net income				94,866		94,866		94,866
Translation gain					198,994	198,994		198,994
Comprehensive income						$ 293,860		
Balance December 31, 2004	5,644,968	$ 5,644,968	$ 12,025,790	$ (3,136,143)	$ (539,799)		$ (1,265,078)	$ 12,729,738

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Headquartered in Arden Hills, Minnesota, IntriCon Corporation (formerly Selas Corporation of America) is an international firm that designs, develops, engineers and manufactures microminiaturized medical and electronic products. The Company's core business segment, Precision Miniature Medical and Electronic Products, supplies microminiaturized components, systems and molded plastic parts, primarily to the hearing instrument manufacturing industry, as well as the computer, electronics, telecommunications and medical equipment industries. In addition to its Arden Hills headquarters, the Company has facilities in California, Singapore, and Germany.

Basis of Presentation - A portion of the Company's prior Heat Technology segment, operating through a wholly-owned subsidiary located in France, filed insolvency in 2003. The Company has reclassified the historical financial data related to this operation into discontinued operations. In the fourth quarter of 2003, the Company initiated its plan to dispose of the remaining Heat Technology segment. This segment consists of the operating assets of Selas Corporation of America in Dresher, Pa., and subsidiaries located in Tokyo, Japan and Ratingen, Germany. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data (note18). Consequently, the financial statements reflect in continuing operations the business previously known as its Precision Miniature Medical and Electronics segment.

In the fourth quarter of 2002, the Company initiated its plan to dispose of its Tire Holders, Lifts and Related Products segment. This segment consisted of one wholly owned subsidiary that operated on a stand alone basis. The Company had accounted for the plan to dispose of the subsidiary as a discontinued operation and, accordingly, had reclassified the historical financial data. The sale of this business was completed in 2003 and the results of operations for 2003 are included in discontinued operations.

See further information in note 2.

Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

Segment Disclosures - The Company has reviewed Statement of Financial Accounting Standards No. 131 (SFAS No. 131), "Disclosures about Segments of an Enterprise and Related Information," and has determined that the Company meets the aggregation criteria as its various operations do not have discrete assets and are managed as one business.

Reclassifications - Certain prior-year balances have been reclassified to be consistent with the current-year presentation.

Use of Estimates - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the recording of reported amounts of revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Fair value of financial instruments - The carrying value of cash, short-term accounts and notes receivable, other current assets, notes payable to banks, trade accounts payables, and other accrued expenses approximate fair value because of the short maturity of those instruments.

Inventories - Inventories are stated at the lower of cost or market. The cost of the inventories was determined by the average cost and first-in, first-out methods.

Property, Plant and Equipment - Property, plant and equipment are carried at cost. Depreciation is computed by straight-line and accelerated methods using estimated useful lives of 5 to 50 years for buildings and improvements, and 3 to 12 years for machinery and equipment. Improvements are capitalized and expenditures for maintenance, repairs and minor renewals are charged to expense when incurred. At the time assets are retired or sold, the costs and accumulated depreciation are eliminated and the resulting gain or loss, if any, is reflected in the consolidated statement of operations.

Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of - The Company reviews its long-lived assets, certain identifiable intangibles, and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The test for goodwill impairment is a two-step process, and is performed at least annually. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of fair value of the reporting unit over the fair value of all identified assets and liabilities.

Beginning in 2002, the Company discontinued amortizing goodwill according to SFAS Statement 142 "Goodwill and Other Intangible Assets." As a result, no amortization expense for goodwill was recorded in 2002, 2003 or 2004. As of January 1, 2002, the Company recognized a cumulative change in accounting principle related to the adoption of Statement 142. See note 6 for additional information.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation reserves are established to the extent the future benefit from the deferred tax assets realization is uncertain. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Employee Benefit Obligations - The Company provides pension and health care insurance for certain domestic retirees and employees of its discontinued operations. These obligations have been included in continuing operations as the Company expects to retain these obligations. The Company also provides retirement related benefits for certain foreign employees. The Company measures the costs of its obligation based on actuarial determinations. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefit.

Several assumptions and statistical variables are used in the models to calculate the expense and liability related to the plans. Assumptions about the discount rate, the expected rate of return on plan assets and the future rate of compensation increases are determined by the Company. Note 11 includes disclosure of these rates on a weighted-average basis, encompassing the plans. The actuarial models also use assumptions on demographic factors such as retirement, mortality and turnover. The Company believes the assumptions are within accepted guidelines and ranges. However, these actuarial assumptions could vary materially from actual results due to economic events and different rates of retirement, mortality and withdrawal.

Deferred pension costs are actuarially determined and are amortized on a straight-line basis over the expected periods to be benefited, which currently is 15 years.

Stock Option Plan – The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including Financial Accounting Standard Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. As allowed by Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation", as amended by Statement of Financial Accounting Standards No. 148 (SFAS No. 148), "Accounting for Stock-Based Compensation - Transition and Disclosure", the Company has elected to continue to apply the intrinsic-value-based method, and has adopted only the disclosure requirements of SFAS No. 123. Therefore, no compensation expense has been recognized for the stock option plans. SFAS No. 123, amended by SFAS No. 148, requires the Company to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized for options granted after 1995. Using this approach, net loss and loss per share would have been increased to the pro forma amounts indicated in the table:

	Year Ended December 31,		
	2004	2003	2002
Net Income (loss) as reported	$ 94,866	$(4,974,265)	$(21,554,491)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(245,040)	(173,987)	(152,335)
Pro forma net loss	$(150,174)	$(5,148,252)	$(21,706,826)
Earnings (loss) per share:			
Basic-as reported	$ .02	$(0.97)	$(4.21)
Basic-pro forma	$(.03)	$(1.00)	$(4.24)

Reported basic and diluted earnings are the same for all periods presented.

For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Dividend yield	2.0%	2.1%	2.2%
Expected volatility	78.0%	66.9%	55.4%
Risk-free interest rate	4.3%	4.2%	3.7%
Expected life (years)	6.3	6.3	6.2

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics different from those of traded options, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

Research and Development Costs – Research and development costs, net of customer funding amounted to $1.5 million, $1.8 million and $848,000 in 2004, 2003 and 2002, respectively. Such costs are charged to expense when incurred.

The following table sets forth development costs associated with customer funding:

	Years ended December 31,		
	2004	2003	2002
Total cost incurred	$ 435,000	$ 746,000	$ --
Amount funded by customers	(366,000)	(469,000)	--
Net expense	$ 69,000	$ 346,000	--

Earnings (Loss) Per Share - Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share reflect the potential dilution of securities that could share in the earnings.

Comprehensive Income (Loss) - Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, minimum pension liability adjustments, and derivative financial instrument gains and is presented in the consolidated statements of shareholders' equity.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, *Share-Based Compensation*, which supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity investments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The impact on net earnings as a result of the adoption of SFAS No. 123R, from a historical perspective, can be found in Note 1 to the Consolidated Financial Statements of this Annual Report. We are currently evaluating the provisions of SFAS No. 123R and will adopt it on July 1, 2005, as required.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs*, which amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, *Inventory Pricing*, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We are currently evaluating the provisions of SFAS No. 151 and will adopt it as required.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets*. SFAS No. 153 is an amendment to APB Opinion No. 29, *Accounting for Nonmonetary Transactions*. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We are currently evaluating the provisions of SFAS No. 153 and will adopt it on July 1, 2005, as required.

2. DISCONTINUED OPERATIONS

The Company has embarked on a strategy to focus on its Precision Miniature Medical and Electronics Products markets for future growth.

Consistent with this strategy, the Company completed its planned sale of its Tire Holders, Lifts and Related Products segment in July of 2003. This segment consisted of one wholly owned subsidiary, Deuer Manufacturing, Inc. (Deuer) that operated on a stand alone basis. The net purchase price of $6.6 million was determined by negotiations between the parties. The Company recognized a gain of approximately $1.5 million, net of tax, on the transaction. Proceeds from the transaction were used primarily to reduce the Company's outstanding bank debt. The Company accounted for the plan to sell the subsidiary as a discontinued operation beginning in 2002.

The following table shows the results of operations of Deuer :

	Years ended December 31,	
	2003	2002
	(in thousands)	
Sales, net	$ 8,522	$ 16,783
Operating costs and expenses	8,520	15,077
Operating income	2	1,706
Other income, net (including gain on sale)	1,491	6
Income before income taxes	1,493	1,712
Income tax expense (benefit)	(6)	619
Net income from discontinued operations	$ 1,499	$ 1,093

The Company's Heat Technology segment consisted of three components: a primary custom-engineered furnace business, a small furnace business, and a burners and components business.

Burners and Components Business – In 2003, the Company initiated its plan to sell the remainder of its Heat Technology segment and has classified it as a discontinued operation. This segment consisted of the operating assets of Selas Corporation of America located in Dresher, Pennsylvania, Nippon Selas located in Tokyo, Japan and Selas Waermetechnik in Ratingen, Germany. In the third quarter of 2004, Selas Corporation of America reacquired Selas Waermetechnik GmbH, which was previously part of Selas SAS. Selas SAS filed insolvency in August of 2003 (note 2). The Company recorded an extraordinary gain of approximately $684,000 on the reacquisition of Selas Waermetechnik, GmbH (note 3). In the first quarter of 2005, the Company sold the remainder of its Heat Technology segment. The total purchase price was approximately $3.6 million, subject to adjustment, of which approximately $2.7 million was paid in cash and $900,000 was paid in the form of a subordinated promissory note (note 18).

Small Furnace Business – In July 2003, the Company's subsidiary Selas SAS, filed insolvency in France and is under the control of a French insolvency court administrator. Selas SAS and its subsidiaries constituted the Company's small furnace business. Because Selas SAS and its subsidiaries are no longer under the control of the Company, their results of operations are excluded from the continuing operations and the historical financial information has been reclassified to reflect these subsidiaries as discontinued operations

Primary Custom-Engineered Furnace Business – In the fourth quarter of 2002, the Company disposed of the assets held by Selas SAS (Paris, France), together with the stock of its subsidiary, Selas U.K. (Derbyshire, United Kingdom). These subsidiaries formed the Company's large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces designed by this division were custom-engineered to meet customer specific requirements. The purchase price was approximately $645,000 above the net asset value at the time of sale, and the $645,000 was paid at closing in 2002. The buyer assumed the underlying liabilities. In addition, the purchaser acquired a receivable of $1.5 million (€1,290,000) representing 85 percent of a receivable due on a completed construction contract. The Company agreed to repurchase that portion of the receivable that was not collected by May 2003. During 2003, the following was determined:

- Liabilities assumed by the buyer exceeded assets by approximately $548,000;
- Selas SAS collected approximately $489,000 from assets sold to the buyer, but did not remit these funds to the buyer prior to its insolvency; and
- Selas SAS collected $350,000 on the receivable assumed by the purchase, but did not remit the funds to the buyer prior to insolvency.

As a result of these events, including the insolvency of the Company's French subsidiary, the Company agreed to a settlement with the buyer pursuant to which the Company agreed to pay approximately $2,540,000 (€2,180,000) to the buyer, payable in an initial installment of $466,000 (€400,000) plus monthly installment of approximately $125,000 per month (€100,000). The December 31, 2003, balance sheet reflected a net outstanding liability of $796,000 related to the above matter. The Company paid this liability in 2004, and the receivable on the aforementioned construction contract has been collected. As of December 31, 2004, no additional liability related to this matter exists.

The following table shows the results of operations of the Company's Heat Technology segment:

	Years ended December 31,		
	2004	2003	2002
		(in thousands)	
Sales, net	$ 9,732	$ 18,370	$ 43,086
Operating costs and expenses	8,263	19,154	52,785
Operating income (loss)	1,469	(784)	(9,699)
Other expense, net (including loss on abandonment)	(10)	(3,054)	(582)
Income (loss) from operations before income tax (benefit)	1,459	(3,838)	(10,281)
Income tax expense (benefit)	90	(1,326)	232
Net income (loss) from discontinued operations before extraordinary gain and change in accounting principle	1,369	(2,512)	(10,513)
Extraordinary gain	684	--	--
Net income (loss) from discontinued operations before change in accounting principle	2,053	(2,512)	--
Cumulative effect of change in accounting principle	--	--	(1,124)
Net income (loss) from discontinued operations	$ 2,053	$ (2,512)	$ (11,637)

The following table shows the component assets and liabilities of the Heat Technology business segment:

	December 31,	
	2004	2003
	(in thousands)	
Current assets	$ 6,479	$ 5,346
Property plant and equipment, net	216	247
Other assets	139	137
Total assets	$ 6,834	$ 5,729
Current liabilities	$ 2,422	$ 2,259
Other liabilities	1,845	1,423
Total liabilities	$ 4,267	$ 3,682

Certain notes to these consolidated financial statements have been restated to reflect the Company's presentation of what constitutes its discontinued operations.

3. ACQUISITIONS

In the third quarter of 2004, the Company reacquired Selas Wärmetechnik GmbH, which was previously part of Selas SAS. Selas SAS filed insolvency in August of 2003. Since that time Selas Waermetechnik GmbH was under the control of a French court administrator. The Company owned the rights to the Selas name and the technology for the European market. This enabled the Company to reacquire the subsidiary for the minimal amount of $10,500 and record an extraordinary gain within discontinued operations of approximately $684,000 on the acquisition. The components of the gain are illustrated in the following table.

Fair market value of assets acquired	$1,060,666
Fair market value of liabilities assumed	(366,528)
Net fair market value acquired	694,138
Purchase price	10,508
Gain on acquisition	$ 683,630

The Company sold the subsidiary during the first quarter of 2005, as part of its Burners and Components business (note 18); therefore it has classified the segment as a discontinued operation and, accordingly, has reclassified the historical data.

4. STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information:

	Years ended December 31,		
	2004	2003	2002
Interest received	$ 3,091	$ 7,455	$ 20,990
Interest paid	$ 431,148	$ 507,157	$ 688,885
Income taxes paid	$ 44,070	$ 38,969	$ 321,121

5. GEOGRAPHIC INFORMATION

The geographical distribution of long-lived assets and net sales to geographical areas for the years ended December 31, 2004, 2003 and 2002 are set forth below:

Long-lived Assets

	2004	2003	2002
United States	$ 13,145,451	$ 14,798,034	$ 16,737,916
Other	1,380,665	1,355,705	1,141,372
Consolidated	$ 14,526,116	$ 16,153,739	$ 17,879,288

Long-lived assets consist primarily of property and equipment, goodwill and other intangibles. The Company capitalizes long-lived assets pertaining to the production of specialized parts. These assets are periodically reviewed to assure the net realizable value from the estimated future production based on forecasted sales exceeds the carrying value of the assets. In 2004, the Company recorded an impairment from abandonment of long-term assets of $488,000 based on analysis of future cash flows; in 2003, an impairment from abandonment of long-term assets of $379,000 was recorded.

Net Sales to Geographical Areas

	2004	2003	2002
United States	$ 23,016,596	$ 23,114,839	$ 20,175,564
Germany	2,299,733	1,921,226	1,657,598
Singapore	2,045,673	2,180,837	1,162,104
Switzerland	1,332,322	694,265	480,832
Canada	1,225,414	1,735,565	1,579,251
United Kingdom	886,183	834,585	158,000
Hong Kong	862,588	1,684,001	612,862
China	862,314	854,302	76,100
Japan	643,628	546,602	1,209,584
France	201,369	149,000	2,780,196
All other countries	1,806,792	2,485,942	5,082,511
Consolidated	$ 35,182,612	$ 36,202,164	$ 34,974,602

Geographic net sales are allocated based on the location of the customer. All other countries include net sales primarily to various countries in Europe and in the Asian Pacific.

In 2004 and 2002, no one customer accounted for more than 10 percent of the Company's consolidated net sales. During 2004 the top five customers accounted for approximately $12 million or 34 percent of the Company's consolidated net sales. In 2003 Sonic Innovations, one of the Company's hearing-health customers accounted for $4.5 million or 12.4 percent of the Company's consolidated net sales.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Statement 142 set forth new financial and reporting standards for the acquisition of intangible assets, other than those acquired in a business combination, and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized but tested for impairment on a periodic basis. The Company discontinued the amortization of goodwill effective January 1, 2002. The provisions of Statement 142 also required the completion of a transitional impairment test with any impairment identified accounted for as a cumulative effect of a change in accounting principle. As of the date of adoption, the Company had unamortized goodwill from continuing operations in the amount of $14,693,000. The Company determined the goodwill was impaired and recognized an impairment charge of $9,428,000. The charge was recognized as a cumulative change in accounting principle in the 2002 consolidated statement of operations. Within its discontinued Heat Technology operations, The Company also determined goodwill had been impaired and wrote off the remaining net goodwill of $1,124,000. The combined net charge totaled $10,552,000. Changes in the estimated future cash flows from these businesses could have a significant impact on the amount of any future impairment, if any.

Prior to the adoption of Statement 142, the Company assessed the recoverability of intangible assets by determining whether the amortization of the balance over its remaining life could be recovered through projected undiscounted future cash flows of the business for which the intangible assets arose. No impairment was recognized in prior years. In accordance with Statement 142, the Company discontinued amortization of goodwill effective January 1, 2002.

A reconciliation of previously reported net earnings (loss) per share adjusted for goodwill, net of the related income tax effects, follows:

	December 31, 2002
Net loss before accounting change	$(12,126,137)
Cumulative effect in change in accounting	(9,428,354)
Adjusted net loss	$(21,554,491)
Earnings per share:	
Net loss before accounting change	$ (2.15)
Cumulative effect of change in accounting	(2.06)
Adjusted net loss	$ (4.21)

There was no change in the carrying amount of goodwill from continuing operations for the years ended December 31, 2004 and 2003.

After taking into consideration the growth in the overall hearing health, professional audio and medical markets during 2004, revised future industry estimates, and the overall market capitalization of the Company, the earnings forecast for the next five years was revised and indicated no additional impairment charge was required in 2004. The fair value was estimated using the expected present value of future cash flows. In determining the discount factor, the Company took into consideration its size, factors for other public companies in similar markets and qualitative factors in developing discount rates.

7. INVENTORIES

Inventories consist of the following:

December 31,	Raw materials	Work-in process	Finished products and components	Total
2004				
Domestic	$ 1,635,079	$ 668,059	$ 863,320	$ 3,166,458
Foreign	605,115	340,647	175,423	1,121,185
Total	$ 2,240,194	$ 1,008,706	$ 1,038,743	$ 4,287,643
2003				
Domestic	$ 2,222,071	$ 1,248,009	$ 931,912	$ 4,401,992
Foreign	864,056	302,489	141,105	1,307,650
Total	$ 3,086,127	$ 1,550,498	$ 1,073,017	$ 5,709,642

8. NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

Notes payable at December 31, 2004, and 2003 are summarized below:

	2004	2003
Notes payable:		
Short term borrowings, Europe	$ --	$ 1,473,618
Short-term borrowings, domestic	3,171,447	4,258,253
Short-term borrowings, Singapore	568,946	538,792
Total notes payable	$ 3,740,393	$ 6,270,663

In July 2003, the Company's French subsidiary, Selas SAS filed insolvency in France. Short-term debt in the amount of $7,852,000 was assumed by domestic operations. $6,378,000 was subsequently paid against the facility from proceeds of the sale of its Tire Holder and Lift business. European borrowings had pertained to Selas SAS, the Company's French subsidiary that filed insolvency. This debt was guaranteed by the Company and has been transferred to domestic operations subsequent to December 31, 2003. During 2004, the debt was refinanced and is now included with the Company's long term debt.

For domestic operations, the maximum amounts of short-term borrowings and bank guarantees at any month end were $6,462,000 in 2004, $13,270,000 in 2003, and $11,365,000 in 2002. The average short-term borrowings and bank guarantees outstanding during 2004, 2003 and 2002 amounted to $3,681,000, $10,227,000 and $9,512,000, respectively. The average short-term interest rates in 2004, 2003 and 2002 for outstanding borrowings were 7.2 percent, 4.2 percent, and 5.2 percent, respectively.

The maximum amounts of short-term borrowings on the domestic facility at any month end in 2004 were $3,685,000. The average short-term borrowings outstanding during 2004 were $3,205,000. The average short-term interest rate on the facility in 2004 was 7.30 percent.

A subsidiary of The Company located in Singapore has three credit facilities with a combined limit totaling $1,098,000, of which $553,000 was outstanding at December 31, 2004. Maximum borrowings were $553,000 and average borrowings were $413,000. Borrowings under the three facilities on December 31, 2004, carried an average interest rate of 5.34 percent, payable monthly. The Singapore credit facilities have no specific term date, but are reviewed annually.

Long-Term Debt

Long-term debt at December 31, 2004, and 2003 is summarized below:

	2004	2003
Long-term debt:		
Term loans, domestic	$1,458,204	$1,966,800
Less: current maturities	1,458,204	1,966,800
	$ --	$ --

In 2004, the Company consolidated its short-term European and some of its domestic borrowings into a $5,508,000 domestic term loan. The terms of the domestic loan agreement required quarterly principal payments of $300,000 on the term loan. In addition, as required by the loan agreement, the Company paid down a large portion of this loan using proceeds from the sale of its property in Dresher, Pennsylvania. At December 31, 2004, the domestic borrowings under the credit agreement bore interest, payable monthly, at 8.25 percent (prime plus 3.0 percent).

Credit Facilities

In 2004, the Company did not meet certain covenants during the first, and fourth quarters, for which it obtained waivers from the bank.

On March 30, 2005, the Company entered into amended agreements for its domestic revolver and long-term debt. The new facility provides the Company with a revolving credit limit of $4.5 million which was reduced to $4.0 million upon the sale of burners and components business in the first quarter of 2005. A portion of the proceeds from the sale of the Burners and Components business was used to payoff the approximately $1.5 million outstanding principal balance on the term loan. These facilities expire on April 1, 2006. The interest rate on these facilities is prime plus 3.0 percent, the terms of the agreement increase this rate to prime plus 3.5 percent on July 1, 2005, prime plus 4.0 percent on October 1, 2005 and prime plus 4.5 percent on January 1, 2006.

A commitment fee of .25% per annum is payable on the unborrowed portion of the revolving credit facility. In addition, the Company was required to pay a commitment fee of $45,000, of which $25,000 was due upon closing, with $5,000 due at the end of each of the next four quarters.

In connection with the amended agreement, the Company has pledged as collateral substantially all of the assets of its domestic subsidiaries with a book value totaling approximately $8.6 million.

The domestic term loan and the revolving credit facility are secured by the Company's domestic assets and the Company's domestic subsidiaries' stock. The agreements contain restrictive covenants regarding the payment of cash dividends, incurrence of additional debt, issuance of equity, maintenance of working capital, net worth, shareholders' equity, and capital equipment expenditures along with the maintenance of certain financial ratios. The Company and its domestic subsidiaries are required to maintain consolidated tangible capital funds of at least $6.5 million, a consolidated current ratio of at least 1.0, and a consolidated fixed charge coverage ratio of at least 1.0 on a year-to-date basis, which will be calculated excluding mandatory principal repayments. In addition the Company is required to maintain a ratio of consolidated total liabilities to consolidated tangible capital funds of 3.0, which was reset to 2.25 after the sale of the Burners and Components business in the first quarter of 2005. At December 31, 2004, the Company was in compliance with all covenants of the amended agreement. Management believes that the Company will be able to maintain the amended covenants through April 1, 2006.

The Company' ability to pay the principal and interest on its indebtedness as it comes due will depend on the Company's current and future performance. Performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond the

Company's control. The Company believes that the amended credit facility combined with funds expected to be generated from operations, the sale of assets, the available borrowing capacity through its revolving credit loan facilities, the potential sale of certain assets, curtailment of the dividend payment and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs through April 1, 2006. If, however, the Company does not generate sufficient cash or complete such financings on a timely basis, we may be required to seek additional financing or sell equity on terms which may not be available or which may be available only on unfavorable terms. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed or that the Company will be able to negotiate acceptable terms. In addition, the Company's access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as its own financial condition.

The fair value of the Company's debt is estimated using standard pricing models that take into consideration the present value of future cash flows as of the balance sheet date. Since the interest rates on the majority of the Company's long-term debt at December 31, 2004, were renegotiated in March 2005 and mature within 16 months of the balance sheet date, the carrying value approximates the fair value.

9. OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31, 2004, and 2003 are as follows:

	2004	2003
Salaries, wages and commissions	$ 1,889,769	$ 1,522,232
Taxes, including payroll withholdings and excluding income taxes	45,112	48,788
Accrued severance benefits	100,000	175,000
Accrued professional fees	230,756	281,223
Amount due buyer of French subsidiary (see note 2)	--	796,130
Other	373,252	593,107
	$ 2,638,889	$ 3,416,480

10. DOMESTIC AND FOREIGN INCOME TAXES

Domestic and foreign income taxes (benefits) are comprised as follows:

	Years ended December 31,		
	2004	2003	2002
Current			
Federal	$ 45,433	$ (713,608)	$ (667,331)
State	5,500	6,267	(72,768)
Foreign	187,399	70,589	(113,744)
	238,332	(636,752)	(853,843)
Deferred			
Federal	890,230	510,318	(194,115)
State	---	556,962	(30,152)
Foreign	15,386	80,460	---
	905,616	1,147,740	(224,267)
Income taxes (benefit)	$ 1,143,948	$ 510,988	$(1,078,110)
Income (loss) before income taxes is as follows:			
Foreign	$ 684,440	$(3,951,806)	$ (2,440,367
Domestic	(1,498,689)	501,466	(220,180)
	$ (814,249)	$(3,450,340)	$(2,660,547)

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate based on income (loss):

	Years ended 31		
	2004	2003	2002
Tax provision at statutory rate	34.0%	34.0%	34.0%
Change in valuation allowance	(178.7)	(53.1)	---
Effect of foreign tax rates	3.7	.6	1.5
State taxes net of federal benefit	(.5)	(.2)	3.4
Tax benefits related to export sales	3.4	1.6	2.1
Other	(2.4)	2.3	(.5)
Domestic and foreign income tax rate	(140.5)%	(14.8)%	40.5%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004, and 2003 are presented below:

	2004	2003
Deferred tax assets:		
Net operating loss carry forwards	$ 5,811,346	$ 5,635,490
Post-retirement benefit obligations	1,143,141	1,198,465
Goodwill amortization	566,462	648,899
State income taxes	605,554	605,554
Inventory reserves	497,244	359,019
Guarantee obligations and estimated future costs of service accruals	85,996	53,006
Compensated absences, principally due to accrual for financial reporting purposes	154,713	159,126
Other	180,206	157,791
Total gross deferred tax assets	9,044,662	8,817,350
Less: valuation allowance	8,317,505	7,211,013
Net deferred tax assets	727,157	1,606,337

Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation and capitalized interest	(609,315)	(600,815)
Other	(261,744)	(238,821)
Total gross deferred tax liabilities	(871,059)	(839,636)
Net deferred tax assets (liabilities)	$ (143,902)	$ 766,701

Domestic and foreign deferred taxes are comprised as follows:

December 31, 2004	**Federal**	**State**	**Foreign**	**Total**
Current deferred asset	$ --	$ --	$ --	$ --
Non-current deferred asset (liability)	--	--	(143,902)	(143,902)
Net deferred tax asset (liability)	$ --	$ --	$ (143,902)	$ (143,902)

December 31, 2003	**Federal**	**State**	**Foreign**	**Total**
Current deferred asset	$ 890,230	$ --	$ --	$ 890,230
Non-current deferred asset (liability)	--	--	(123,529)	(123,529)
Net deferred tax asset	$ 890,230	$ --	$ (123,529)	$ 766,701

The net change in the total valuation allowance for the year ended December 31, 2004 was an increase of approximately $1.1 million. A portion of the 2004 net operating loss from continuing operations was utilized to offset income from discontinued operation and, therefore, is not included in the effective tax rate reconciliation. As a result, the change in the valuation allowance reflected in the disclosure of deferred tax assets and liabilities does not agree to the change reflected in the effective tax rate reconciliation. The valuation allowance is maintained against deferred tax assets which the Company has determined are not likely to be realized. In addition, the Company has net operating loss carryforwards for Federal tax purposes of approximately $16.4 million that begin to expire in 2022. Subsequently recognized tax benefits, if any, relating to the valuation allowance for deferred tax assets or realization of net operating loss carryforwards will be reported in the consolidated statements of operations.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, historical taxable income including available net operating loss carryforwards to offset taxable income, and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, along with reasonable and prudent tax planning strategies and the expiration dates of carryforwards, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2004.

11. EMPLOYEE BENEFIT PLANS

The Company has defined contribution plans for most of its domestic employees. Under these plans, eligible employees may contribute amounts through payroll deductions supplemented by employer contributions for investment in various investments specified in the plans. The Company contribution to these plans for 2004, 2003 and 2002 was $267,796, $277,378 and $276,769 respectively.

The Company provides post-retirement medical benefits to certain domestic full-time employees who meet minimum age and service requirements. In 1999, a plan amendment was instituted which limits the liability for post-retirement benefits beginning January 1, 2000 for certain employees who retire after that date. This plan amendment resulted in a $1.1 million unrecognized prior service cost reduction which will be recognized as employees render the services necessary to earn the post-retirement benefit. The Company's policy is to pay the cost of these post-retirement benefits when required on a cash basis. The Company also has provided certain foreign employees with retirement related benefits.

The following table presents the amounts recognized in the Company's consolidated balance sheet at December 31, 2004 and 2003 for post-retirement medical benefits:

	2004	2003
Change in Projected Benefit Obligation		
Projected benefit obligation at January 1	$2,142,274	$2,016,995
Service cost (excluding administrative expenses)	25,246	25,461
Interest cost	110,231	131,506
Amendments	--	--
Actuarial (gain) loss	(177,901)	124,093
Benefits paid	(178,217)	(155,781)
Projected benefit obligation at December 31	1,921,633	2,142,274
Change in Fair Value of Plan Assets		
Employer contribution	178,217	155,781
Benefits paid	(178,217)	(155,781)
Fair value of plan assets at December 31	---	---
Funded status	1,921,633	2,142,274
Unrecognized net actuarial gain (loss)	(42,760)	(135,141)
Unrecognized prior service cost	(745,713)	820,284
Accrued post-retirement benefit cost	$2,710,106	$2,827,417

Accrued post-retirement medical benefit costs are classified as other post-retirement benefit obligations as of December 31, 2004 and 2003.

Net periodic post-retirement medical benefit costs for 2004, 2003 and 2002 include the following components:

	2004	2003	2002
Service cost	$ 25,246	$ 25,461	$ 29,676
Interest cost	110,231	131,506	132,800
Amortization of unrecognized prior service cost	(74,571)	(71,575)	(71,575)
Net periodic post-retirement medical benefit cost	$ 60,906	$ 85,392	$ 90,901

For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2004; the rate was assumed to decrease gradually to 5% by the year 2009 and remain at that level thereafter. The health care cost trend rate assumption may have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement medical benefit obligation as of December 31, 2004 by $180,095 and the aggregate of the service and interest cost components of net periodic post-retirement medical benefit cost for the year ended December 31, 2004 by $13,861.

The assumptions used years ended December 31 were as follows:

	2004	2003
Annual increase in cost of benefits	10.00%	11.00%
Discount rate used to determine year-end obligations	5.75%	6.00%
Discount rate used to determine year-end expense	6.00%	6.75%

The following benefit payments, which reflect expected future service, are expected to be paid:

2005	$ 178,412
2006	$ 175,558
2007	$ 163,888
2008	$ 163,160
2009	$ 164,423
Years 2010 - 2014	$ 759,595

The Company provides retirement related benefits to former executive employees and to certain employees of foreign subsidiaries. The liabilities established for these benefits at December 31, 2004 and 2003 are illustrated below.

	2004	2003
Current portion	$ 104,861	$ 104,861
Long term portion	795,852	685,757
Total liability at December 31	$ 900,713	$ 790,618

12. CURRENCY TRANSLATION ADJUSTMENTS

All assets and liabilities of foreign operations are translated into U.S. dollars at prevailing rates of exchange in effect at the balance sheet date. Revenues and expenses are translated using average rates of exchange for the year. The functional currency of the Company's foreign operations is the currency of the country in which the entity resides; such currencies are the European euro, and the Singapore dollar. Adjustments resulting from the process of translating the financial statements of foreign subsidiaries into U.S. dollars are reported as a separate component of shareholders' equity, net of tax, where appropriate. As a result of the insolvency of the Company's French subsidiary Selas SAS, a considerable amount of Euro denominated debt, has been recorded by the parent company. This debt is adjusted as of the balance sheet date to reflect fluctuations in the Euro exchange rate. Gains and losses arising from foreign currency transactions are reflected in the consolidated statements of operations as incurred. This debt was refinanced in 2004, as a result, as of December 31, 2004 the Company no longer has any Euro denominated debt. Foreign currency transaction amounts included in the statements of operation include a gain of $14,000 in 2004 and losses of $141,000 and $23,000 in 2003 and 2002, respectively

13. COMMON STOCK AND STOCK OPTIONS

Under the various plans, executives, employees and outside directors receive awards of options to purchase common stock. Under all awards, the terms are fixed at the grant date. Generally, the exercise price equals the market price of the Company's stock on the date of the grant. Options under the plans generally vest from one to five years, and the option's maximum term is 10 years. Options issued to directors vest from one to three years.

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted-average Exercise Price
Outstanding at January 1, 2002	619,400	$6.63
Options forfeited	(100,350)	5.99
Options granted	192,500	1.99
Outstanding at December 31, 2002	711,550	$5.48
Options forfeited	(93,400)	7.34
Options expired	(151,250)	5.32
Options granted	75,000	3.05
Outstanding at December 31, 2003	541,900	$4.86
Options forfeited	(127,000)	3.07
Options granted	246,000	2.70
Outstanding at December 31, 2004	660,900	$4.40
Exercisable at end of year	380,215	
Available for future grant at January 1, 2004.	1,608,100	
Available for future grant at December 31,2004	1,489,100	

The weighted-average per share fair market value of options granted was $2.22, $1.67, and $.92, in 2004, 2003, and 2002, respectively, using the Black-Scholes option-pricing model. For more information on the assumptions used in the Black-Scholes option-pricing model, please refer to note 1, "Stock Option Plan".

The following summarizes information about the Company's stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding At 12/31/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 12/31/04	Weighted Average Exercise Price
$2.05 – 2.35	233,500	8.36	$ 2.19	83,575	$ 2.12
$2.93 – 3.70	233,800	7.82	$ 3.10	103,040	$ 3.21
$5.35 – 5.35	57,000	1.00	$ 5.35	57,000	$ 5.35
$9.06 – 10.50	136,600	4.00	$10.02	136,600	$10.02

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of unaudited quarterly results of operations.

2004 (a)	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Sales, net (b)	$ 9,338,000	$ 8,354,000	$ 8,524,000	$ 8,965,000
Gross profit	$ 2,323,000	$ 2,017,000	$ 1,601,000	$ 1,927,000
Income (loss) from continuing operations net of tax	$ (725,000)	$ 1,388,000	$ (969,000)	$ (1,653,000)
Income (loss) from discontinued operations net of tax	(79,000)	609,000	286,000	554,000
Extraordinary gain from discontinued Operations	---	---	684,000	---
Net income (loss)	$ (803,000)	$ 1,997,000	$ 1,000	$ (1,100,000)
Earnings (loss) per share:				
Basic income (loss) per share				
Continuing operations	$ (.14)	$ .27	$ (.19)	$ (.32)
Discontinued operations	(.02)	.12	.06	.11
Extraordinary gain from discontinued operations	---	---	.13	---
Net income (loss)	$ (.16)	$ .39	$ --	$ (.21)
Diluted income (loss) per share				
Continuing operations	$ (.14)	$ .27	$ (.19)	$ (.32)
Discontinued operations	(.02)	.12	.06	.11
Extraordinary gain from discontinued operations	---	---	.13	---
Net income (loss)	$ (.16)	$ .39	$ --	$ (.21)

a) Per share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period. Additionally, in regard to diluted per share amounts only, quarterly amounts may not add to the annual amounts.

b) The Company reclassified its Heat Technology business, as discontinued operations. This includes the burners and components portion of the business which the Company sold in the first quarter of 2005. Accordingly, the historical financial information has been reclassified. See note 2.

2003 (a)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales, net (b)	$ 8,993,000	$ 9,675,000	$ 9,232,000	$ 8,302,000
Gross profit	$ 2,606,000	$ 2,643,000	$ 2,334,000	$ 634,000
Loss from continuing operations net of tax	$ (61,000)	$ (142,000)	$ (1,680,000)	$ (2,079,000)
Income (loss) from discontinued operations net of tax	(176,000)	(1,189,000)	870,000	(518,000)
Net loss	$ (236,000)	$ (1,331,000)	$ (810,000)	$ (2,597,000)
Earnings (loss) per share:				
Basic income (loss) per share				
Continuing operations	$ (.01)	$ (.03)	$ (.33)	$ (.41)
Discontinued operations	(.03)	(.23)	.17	(.10)
Net loss	$ (.04)	$ (.26)	$ (.16)	$ (.51)
Diluted income (loss) per share				
Continuing operations	$ (.01)	$ (.03)	$ (.33)	$ (.41)
Discontinued operations	(.03)	(.23)	.17	(.10)
Net loss	$ (.04)	$ (.26)	$ (.16)	$ (.51)

a) Per share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period. Additionally, in regard to diluted per share amounts only, quarterly amounts may not add to the annual amounts.

b) The Company reclassified two of its business segments as discontinued operations. This includes the burners and components portion of the business which the Company sold in the first quarter of 2005. The Company' Tire Holders, Lifts and Related Products business that was sold in July 2003 is also included in discontinued operations. Accordingly, the historical financial information has been reclassified. See note 2 to the consolidated financial statements.

15. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	2004			2003			2002		
	Income Numerator	Shares Denominator	Per Share Amount	Loss Numerator	Shares Denominator	Per Share Amount	Loss Numerator	Shares Denominator	Per Share Amount
Basic loss per share									
Income (loss) available to common shareholders	$ 94,866	5,129,214	$ .02	$(4,974,265)	5,124,433	$ (.97)	$(21,554,491)	5,119,214	$(4.21)
Effect of dilutive securities									
Stock options	—	65		—	—		—	—	
Diluted loss per share	$ 94,866	5,129,279	$ .02	$(4,974,265)	5,124,433	$ (.97)	$(21,554,491)	5,119,214	$(4.21)

The Company excluded stock options of 367,800, 348,300, 0, in 2004, 2003, and 2002, respectively, from the computation of the diluted loss per share as their effect would be anti-dilutive. For additional disclosures regarding the stock options, see note 13.

16. CONTINGENCIES AND COMMITMENTS.

The Company is a defendant along with a number of other parties in approximately 123 lawsuits as of December 31, 2004, (approximately 101 lawsuits as of December 31, 2003) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. Certain carriers have informed the Company that the primary policies for the period August 1, 1970-1973, have been exhausted and that the carriers will no longer provide a defense under those policies. The Company has requested that the carriers substantiate this situation. The Company believes it has additional policies available for other years which have been ignored by the carriers. As settlement payments are applied to all years a litigant was deemed to have been exposed to asbestos, the Company believes when settlement payments are applied to these additional policies, the Company will have availability under the years deemed exhausted. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on its financial condition, liquidity, or results of operations. Management believes that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits, to which these insurance carriers are insuring the Company, make the ultimate disposition of these lawsuits not material to the Company's consolidated financial position or results of operations.

The Company is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Company's consolidated financial position, liquidity or results of operations.

Total rent expense for 2004, 2003 and 2002 under leases pertaining primarily to engineering, manufacturing, sales and administrative facilities, with an initial term of one year or more, aggregated $1,156,000, $1,096,000, and $1,023,000, respectively. Remaining rentals payable under such leases are as follows: 2005 - $977,000; 2006 - $928,000; 2007 - $810,000; 2008 - $700,000; 2009 - $368,000 and thereafter - $675,000.

17. RELATED-PARTY TRANSACTIONS

One of the Company's subsidiaries leases office and factory space from a partnership consisting of three present or former officers of the subsidiary, including Mark Gorder, the President and Chief Executive Officer of the Company. The subsidiary is required to pay all real estate taxes and operating expenses. In the opinion of management, the terms of the lease agreement are comparable to those which could be obtained from unaffiliated third parties. The total rent expense incurred under the lease was approximately $368,000 for 2004, $336,000 for 2003 and $330,000 for 2002. Annual lease commitments approximate $368,000 through October 2011.

18. SUBSEQUENT EVENT

On March 31 , 2005 the Company sold its burner and component business. This business consisted of the operating assets and liabilities of Selas Corporation of America (Dresher, Pennsylvania), Nippon Selas (Tokyo, Japan) and Selas Waermetechnik (Ratingen, Germany). The total purchase price was approximately $3.6 million, subject to adjustment, of which approximately $2.7 million was paid in cash and $900,000 was paid in the form of a subordinated promissory note. A portion of the proceeds from the transactions were used to pay off the Company's domestic $1.5 million term loan as required by its loan agreement. The remaining proceeds were primarily used to reduce the Company's outstanding balance on its revolving credit facility. Commensurate with the transaction, the Company reduced its maximum availability under its revolving credit facility from $4.5 million to $4 million (see note 8).

With the completed sale of the burner and components business, the Company has completed the shift from its traditional business segments to the emerging prospects in its precision miniature medical and electronic products business. To reflect the Company's redefined focus, it has changed it name to IntriCon Corporation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
IntriCon Corporation:

We have audited the accompanying consolidated balance sheets of IntriCon Corporation (formerly Selas Corporation of America) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IntriCon Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002.

KPMG LLP

Minneapolis, Minnesota
March 18, 2005, except as to notes 2, 3, 8 and 18
which are as of March 31, 2005

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Directors

Michael J. McKenna
Chairman of IntriCon Board,
Retired Vice Chairman, President
and Director, Crown Cork & Seal Company, Inc.

Nicholas A. Giordano
Business Consultant,
Former Chairman and Chief Executive Officer
Philadelphia Stock Exchange

Mark S. Gorder
President and Chief Executive Officer
IntriCon Corporation

Robert N. Masucci
Chief Executive Officer, Barclay Brand Ferndon,
Inc, and Chairman of Montgomery
Capital Advisors, Inc.

Executive Officers

Mark S. Gorder
President and Chief Executive Officer,
Resistance Technology, Inc. and
President and Chief Executive Officer
IntriCon Corporation

Legal Counsel

Blank Rome LLP
Philadelphia, Pennsylvania

Auditors

KPMG LLP
Minneapolis, Minnesota

Transfer Agent and Registrar

Stock Trans
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003
www.stocktrans.com
1-800-733-1121

IntriCon Corporation
Headquarters
1260 Red Fox Road
Arden Hills, Minnesota 55112
Phone: 651-636-9770
Fax: 651-636-8944
www.IntriCon.com

Resistance Technology, Inc.
1260 Red Fox Road
Arden Hills, Minnesota 55112
www.rti-corp.com

RTI Electronics, Inc.
1800 Via Burton Street
Anaheim, California 92806

RTI Tech PTE LTD
26 Ayer Rajah Crescent
#04-04
Singapore 139944

Resistance Technology Gmbh
Arabellastrasse 17/4
8000 Munich, Germany

IntriCon Corporation

Worldwide Headquarters - Arden Hills, Minnesota 55112
Phone 651-636-9770 Fax 651-636-8944
www.IntriCon.com